UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

  ☐  Form 10-K      ☒  Form 20-F      ☐  Form 11-K      ☐  Form 10-Q      ☐  Form 10-D      ☐  Form N-SAR      ☐  Form N-CSR

  For Period Ended: December 31, 2011

  ☐    Transition Report on Form 10-K

  ☐    Transition Report on Form 20-F

  ☐    Transition Report on Form 11-K

  ☐    Transition Report on Form 10-Q

  ☐    Transition Report on Form N-SAR

  For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

__________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

China Heli Resource Renewable Incorporated

Full Name of Registrant

______________________

Former Name if Applicable

7/F, Nan Jue Tower, East Nan Hu Road, Shui Mo Gou District

Address of Principal Executive Office (Street and Number)

Urumqi, Xin Jiang Province, P.R. China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F for the year ended December 31, 2011 within the prescribed time period due to delays in obtaining certain required documents and information necessary for our public accounting firm to complete their audit procedures in a timely manner.  As a result of this delay, the Company is unable to file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Form 20-F will be filed as soon as practicable and within the 15 day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Di Fan	+86	411.84392933
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes    ☒                     No    ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes    ☐                     No    ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* * * * *

China Heli Resource Renewable Incorporated

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2012	By: /s/ Mr. Di Fan
Name: Mr. Di Fan
Its: Chief Executive Officer